SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

VectoIQ Acquisition Corp. II
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92244F109
(CUSIP Number)

January 11, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 17 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92244F109	13G	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners III-Flex, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,656,814
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,656,814
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,656,814
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 92244F109	13G	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners General Partner III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,656,814
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,656,814
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,656,814
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 92244F109	13G	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON CSCP III Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,656,814
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,656,814
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,656,814
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 92244F109	13G	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 293,186
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 293,186
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 92244F109	13G	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners Offshore General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 293,186
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 293,186
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 92244F109	13G	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Cayman GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 293,186
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 293,186
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 92244F109	13G	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit GP Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 293,186
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 293,186
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 92244F109	13G	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON Jeffrey H. Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,950,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,950,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,950,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 92244F109	13G	Page 10 of 17 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is VectoIQ Acquisition Corp. II (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 1354 Flagler Drive, Mamaroneck, NY 10543.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i)	Centerbridge Special Credit Partners III-Flex, L.P., a Delaware limited partnership ("CSCP"), with respect to the Class A Common Stock (as defined in Item 2(d) below) beneficially owned by it;
(ii)	Centerbridge Special Credit Partners General Partner III, L.P., a Delaware limited partnership ("CSCPGP"), as general partner of CSCP, with respect to the Class A Common Stock beneficially owned by CSCP;
(iii)	CSCP III Cayman GP Ltd., a Cayman Islands exempted company ("CSCPIII"), as general partner of CSCPGP, with respect to the Class A Common Stock beneficially owned by CSCP;
(iv)	Centerbridge Credit Partners Master, L.P., a Cayman Islands exempted limited partnership ("CCPM"), with respect to the Class A Common Stock beneficially owned by it;
(v)	Centerbridge Credit Partners Offshore General Partner, L.P., a Delaware limited partnership ("CCPO"), as general partner of CCPM, with respect to the Class A Common Stock beneficially owned by CCPM;
(vi)	Centerbridge Credit Cayman GP, Ltd., a Cayman Islands exempted company ("CCC"), as general partner of CCPO, with respect to the Class A Common Stock beneficially owned by CCPM;
(vii)	Centerbridge Credit GP Investors, L.L.C., a Delaware limited liability company ("CCCGP"), as sole director of CCC, with respect to the Class A Common Stock beneficially owned by CCPM; and
(viii)	Jeffrey H. Aronson ("Mr. Aronson"), indirectly, through various intermediate entities control each of CSCP and CCPM (collectively, the "Centerbridge Funds"), with respect to the Class A Common Stock beneficially owned by the Centerbridge Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 375 Park Avenue, 11th Floor, New York, NY 10152.

CUSIP No. 92244F109	13G	Page 11 of 17 Pages

Item 2(c).	CITIZENSHIP

CSCP, CSCPGP, and CCPO are limited partnerships organized under the laws of the State of Delaware. CCPM is a limited partnership organized under the laws of the Cayman Islands. CSCPIII and CCC are exempted companies organized under the laws of the Cayman Islands. CCCGP is a limited liability company organized under the laws of the State of Delaware. Mr. Aronson is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock").

Item 2(e).	CUSIP NUMBER

92244F109

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 92244F109	13G	Page 12 of 17 Pages

Item 4.	OWNERSHIP

This Schedule 13G reports beneficial ownership of the shares of Class A Common Stock beneficially owned by the Reporting Persons as of January 11, 2021.

A.	Centerbridge Special Credit Partners III-Flex, L.P., Centerbridge Special Credit Partners General Partner III, L.P. and CSCP III Cayman GP Ltd.
	(a)	Amount beneficially owned: 1,656,814
	(b)	Percent of class: As of the date hereof: 4.7%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon 35,400,000 shares of Class A Common Stock outstanding, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on January 8, 2021 and the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2021, after giving effect to the completion of the offering and full exercise of the underwriters' over-allotment option, as described therein.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,656,814
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,656,814
CSCP has the power to dispose of and the power to vote the shares of Class A Common Stock beneficially owned by it, which powers may also be exercised by CSCPGP, its general partner, and CSCPIII, the general partner of CSCPGP. Neither CSCPGP nor CSCPIII directly owns any of the shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by CSCP. However, none of the foregoing should be construed in and of itself as an admission by CSCPGP or CSCPIII or by any Reporting Person as to beneficial ownership of the shares of Class A Common Stock owned by another Reporting Person. In addition, each of CSCPGP and CSCPIII expressly disclaims beneficial ownership of the shares of Class A Common Stock owned by CSCP.

B.	Centerbridge Credit Partners Master, L.P., Centerbridge Credit Partners Offshore General Partner, L.P., Centerbridge Credit Cayman GP, Ltd. and Centerbridge Credit GP Investors, L.L.C.
	(a)	Amount beneficially owned: 293,186
	(b)	Percent of class: 0.8%.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 293,186
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 293,186
CCPM has the power to dispose of and the power to vote the shares of Class A Common Stock beneficially owned by it, which powers may also be exercised by CCPO, its general partner, CCC, the general partner of CCPO, and CCCGP, the sole director of CCC. None of CCPO, CCC or CCCGP directly owns any of the shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by CCPM. However, none of the foregoing should be construed in and of itself as an admission by CCPO, CCC or CCCGP or by any Reporting Person as to beneficial ownership of shares of Class A Common Stock owned by another Reporting Person. In addition, each of CCPO, CCC and CCCGP expressly disclaims beneficial ownership of shares of Class A Common Stock owned by CCPM.

CUSIP No. 92244F109	13G	Page 13 of 17 Pages

C.	Jeffrey Aronson
	(a)	Amount beneficially owned: 1,950,000
	(b)	Percent of class: 5.5%.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,950,000
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 1,950,000
Mr. Aronson, indirectly, through various intermediate entities controls each of the Centerbridge Funds. Mr. Aronson does not directly own any of the shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Mr. Aronson may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by the Centerbridge Funds. However, none of the foregoing should be construed in and of itself as an admission by Mr. Aronson or by any Reporting Person as to beneficial ownership of the shares of Class A Common Stock owned by another Reporting Person. In addition, Mr. Aronson expressly disclaims beneficial ownership of the shares of Class A Common Stock owned by any of the Centerbridge Funds, except to the extent of any proportionate pecuniary interest therein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 92244F109	13G	Page 14 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 24, 2022

CENTERBRIDGE SPECIAL CREDIT PARTNERS III-FLEX, L.P. By: Centerbridge Special Credit Partners General Partner III, L.P., its general partner By: CSCP III Cayman GP Ltd., its general partner
/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P. By: CSCP III Cayman GP Ltd., its general partner
/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CSCP III CAYMAN GP LTD.
/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CUSIP No. 92244F109	13G	Page 15 of 17 Pages

CENTERBRIDGE CREDIT PARTNERS MASTER, L.P. By: Centerbridge Credit Partners Offshore General Partner, L.P., its general partner By: Centerbridge Credit Cayman GP, Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P. By: Centerbridge Credit Cayman GP, Ltd., its general partner
By: /s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CENTERBRIDGE CREDIT CAYMAN GP, LTD. By: Centerbridge Credit GP Investors, L.L.C., its sole director
By: /s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

Centerbridge Credit GP Investors, L.L.C.
By: /s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

/s/ Jeffrey H. Aronson
JEFFREY H. ARONSON

CUSIP No. 92244F109	13G	Page 16 of 17 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: January 24, 2022

CENTERBRIDGE SPECIAL CREDIT PARTNERS III-FLEX, L.P. By: Centerbridge Special Credit Partners General Partner III, L.P., its general partner By: CSCP III Cayman GP Ltd., its general partner
/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P. By: CSCP III Cayman GP Ltd., its general partner
/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CSCP III CAYMAN GP LTD.
/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CUSIP No. 92244F109	13G	Page 17 of 17 Pages

CENTERBRIDGE CREDIT PARTNERS MASTER, L.P. By: Centerbridge Credit Partners Offshore General Partner, L.P., its general partner By: Centerbridge Credit Cayman GP, Ltd., its general partner
/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P. By: Centerbridge Credit Cayman GP, Ltd., its general partner
By: /s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CENTERBRIDGE CREDIT CAYMAN GP, LTD. By: Centerbridge Credit GP Investors, L.L.C., its sole director
By: /s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

Centerbridge Credit GP Investors, L.L.C.
By: /s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

/s/ Jeffrey H. Aronson
JEFFREY H. ARONSON